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                                                                    Exhibit 12.1

                             POLYMEDICA CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                                              Proforma (1)
                                                                                          --------------------
                                                                                 Nine                   Nine
                                                                                Months      Fiscal     Months
                                                                                 Ended       Year       Ended
                                       Fiscal Year Ended March 31,             December     Ended     December
                             -----------------------------------------------      31,     March 31,      31,
                               2002      2003      2004      2005      2006      2006        2006       2006
                             -------   -------   -------   -------   -------   --------   ---------   --------
Earnings:
   Income from
   continuing operations
   before income taxes       $36,270   $34,293   $45,403   $24,494   $58,374    $37,336    $59,676     $39,832
Fixed Charges:
   Interest Expense and
      amortization of debt
      issuance costs             166       146        77        98     5,989      8,520      4,687       6,024
   Rental Expense
      interest factor (2)        467       450       461       225       324        308        324         308
                             -------   -------   -------   -------   -------    -------    -------     -------
      Total Fixed Charges        633       596       538       323     6,313      8,828      5,011       6,332
Earnings available to
   cover fixed charges        36,903    34,889    45,941    24,817    64,687     46,164     64,687      46,164
                             =======   =======   =======   =======   =======    =======    =======     =======
Ratio of Earnings to
   fixed charges (3)            58.3      58.5      85.4      76.8      10.2        5.2       12.9         7.3

(1) Proforma calculations are provided to show the impact the notes would have had on prior periods.

(2) The portion of operating lease rental expense that we believe to be a reasonable approximation of the interest factor is one-third of total operating lease expense.

(3) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. Earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs, and that portion of rental expense that we believe to be a reasonable approximation of the interest factor included in that expense.